April 14, 2025

Shawn Stewart
Chief Executive Officer
Forward Air Corporation
1915 Snapps Ferry Road, Building N
Greeneville, TN 37745

       Re: Forward Air Corporation
           Post Effective Amendment No. 1 to Form S-1
           Filed March 31, 2025
           File No. 333-280102
Dear Shawn Stewart:

       We have reviewed your post-effective amendment and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post Effective Amendment No. 1 to Form S-1 filed March 31, 2025
Selling Shareholders, page 20

1. We note the changes in the selling shareholder table, in particular newly named selling shareholders. Please tell us whether you are seeking to register additional shares sold to selling shareholders. Explain in appropriate detail.
2. Please revise your footnotes to clarify, if true, that the issuance of common stock offered underlies certain units. For example, we note that certain footnotes refer to common stock "consisting of [ ] Opco Class B Units and [ ] corresponding Company
       Series B Preferred Units."
 April 14, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Flora R. Perez